Exhibit 21.1

Subsidiaries of Barnes & Noble, Inc.

1.	B. Dalton Bookseller, LLC, a Delaware limited liability company.

2.	Barnes & Noble BookQuest LLC, a Delaware limited liability company.

3.	Barnes & Noble Booksellers, Inc., a Delaware corporation.

4.	Barnes & Noble College Booksellers, LLC, a Delaware limited liability company.

5.	Barnes & Noble International LLC, a Delaware limited liability company.

6.	Barnes & Noble Marketing Services Corp., a Florida corporation.

7.	Barnes & Noble Marketing Services LLC, a Virginia limited liability company.

8.	Barnes & Noble Purchasing, Inc., a New York corporation.

9.	Barnes & Noble Services, Inc., a New York corporation.

10.	barnesandnoble.com llc, a Delaware limited liability company.

11.	Sterling Publishing Co., Inc., a New York corporation.